Exhibit 4.19

SOLAR PHOTOVOLTAIC PLANT LA RINCONADA (CÓRDOBA, SPAIN)
Surface right over the property where the plant is located
ENGLISH SUMMARY OF THE SPANISH VERSION1

1. Preliminary Note

Ellomay has acquired a solar photovoltaic plant called “La Rinconada II”, with an installed capacity of 1.89 MW and located in the Municipality of Córdoba, Spain (the “Plant”).

The site where the Plant is located consists of a portion of land with a surface area of 81,103 m² (the “Site”) within a rural property identified by the Cadastre as rural cadastral plot 12 of rural cadastral area 69 in Córdoba, with cadastral reference 14900A069000120000FK, and registered with the Land Registry number 3 of Córdoba at volume 2,070, book 343, folio 33, registered property 11,000 (the “Property”). The Property is owned by the following related individuals:

-	Mr. Eloy Martínez Sagrera;
-	Ms. Irene Muñoz Sagrera;
-	Ms. Irene Martínez Muñoz;
-	Ms. María del Carmen Martínez Muñoz;
-	Mr. Eloy Jesús Martínez Muñoz;
-	Ms. María Asunción Martínez Muñoz; and
-	Ms. Rosa Martínez Sagrera.

The former indirect owners of the Plant entered into private agreements with the owners of the Property in order to construct and operate the Plant. In any event, the rights of the former owners of the Plant over the Property were not registered with the Land Registry.

These former agreements have been terminated and Ellomay Spain, S.L. and the owners of the Property have entered into a public deed of surface right on March 12, 2012 in front of a notary public in Madrid, Spain. Due to the lack of time, the representative of the owners was a verbally appointed attorney (mandatario verbal). Therefore, the public deed needs to be confirmed by the owners in Córdoba. Said confirmation took place on March 26, 2012 before the Notary Public of Córdoba, Mr. Pedro Velamazán Perdomo. The Notary Public of Córdoba has requested the corresponding Land Registrar of Córdoba to register the surface right with the Land Registry.

1 The original language version is on file with the Registrant and is available upon request.

The surface right is foreseen in Article 40 of the Spanish Royal Legislative Decree 2/2008, dated June 20, 2008, on approval of the Act on Land.

The surface right entitles the tenant the authority to erect any constructions or buildings either under or above ground on land owned by third parties and to hold temporary title to any such constructions or buildings, or in respect of constructions or buildings already completed, thereby allocating the tenant temporary title thereto, without prejudice to the landowner’s separate title over the land.

Additionally, any surface right shall only be valid when entered into a public deed and registered with the Land Registry.

2. Main content of the public deed of surface right

1 Execution date	March 12, 2012. Confirmation of the public deed by the owners of the Property will took place on March 26, 2012. Registration of the surface area with the Land Registry is pending.
2. Landowners
-Mr. Eloy Martínez Sagrera;
-Ms. Irene Muñoz Sagrera;
-Ms. Irene Martínez Muñoz;
-Ms. María del Carmen Martínez Muñoz;
-Mr. Eloy Jesús Martínez Muñoz;
-Ms. María Asunción Martínez Muñoz; and
-Ms. Rosa Martínez Sagrera.

3. Tenant	Ellomay Spain, S.L.
4. Portion of the land
Portion of land with a surface area of 81,103 m² within a rural property identified by the Cadastre as rural cadastral plot 12 of rural cadastral area 69 in Córdoba, with cadastral reference 14900A069000120000FK, and registered with the Land Registry number 3 of Córdoba at volume 2,070, book 343, folio 33, registered property 11,000.

5. Term	25 years commencing May 27, 2010.
6. Extension and Renewal
The tenant is entitled to request to extend or shorten the original term of 25 years in the event of a change of law related with the maximum term of the feed in tariff of the Plant.

Additionally, by mutual agreement, both parties are entitled to extend the original term of 25 years for additional terms from 1 to 3 years.

7. Annual Rent	Annual rent (canon) of Euro 24,330.9 + VAT paid in four installments within 5 days of the end of each quarter.
8. Withdrawal/Termination right (tenant)
The tenant is entitled to early termination of the surface right, among others, in the event of change of law related with the economic regime of the Plant (i.e. amount of feed in tariff to which the titleholder of the Plant is entitled).

9. Withdrawal/Termination right (landowners)	The landowners are entitled to early termination of the surface right, among others, in the event of default on payment of two quarterly installments, whether consecutive or not.
10. Easements	Along with the surface right, the owners grant an easement of pass in favor of the tenant for the access to the Site and the Plant.
11. Plant removal	Upon termination of the surface right, the tenant is obliged to remove the Plant from the Property within 6 months as from the date of expiry of the surface right.
12. Assignment	The tenant is entitled to assign the surface right to any partner or any company of its group but only for the remaining term of the surface right.
13. Governing Law and Competent Court	Spanish legislation. Courts and Tribunals of Córdoba (Spain).